FitLife Brands, Inc.
4509 143rd Street, Suite 1
Omaha, NE 68137

August 21, 2015

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attn:           Jeffrey P. Riedler and Scot Foley

Re:	FitLife Brands, Inc.
Registration Statement on Form S-4 (File No. 333-205532)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, FitLife Brands, Inc. (the “Company”) hereby requests acceleration of effectiveness of the above-referenced Registration Statement to 4:00 p.m. Eastern Time on August 25, 2015, or as soon thereafter as is practicable.  Please notify our counsel, Guy Lawson, at 402-633-1402 of the time of the effectiveness.

In connection with this acceleration request, the Company hereby acknowledges that:

•
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

FITLIFE BRANDS, INC.

By:    /s/ John Wilson
     _____________________________________
     President and Chief Executive Officer
cc:	Guy Lawson